Exhibit 12.1

Innkeepers USA Trust

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Share Dividends

(dollars in thousands)

	Nine Months Ended September 30, 2003	Year Ended December 31, 2002	Year Ended December 31, 2001	Year Ended December 31, 2000	Year Ended December 31, 1999	Year Ended December 31, 1998
Earnings
Income (loss) from continuing operations	(3,630)	1,605	26,162	44,664	36,295	32,279
Interest expense	13,093	17,485	18,565	18,190	16,818	15,149
Amortization of loan origination fees	807	1,173	928	909	974	1,047
Minority interest, common and preferred	2,869	3,893	5,048	6,218	5,900	6,522

	13,139	24,156	50,703	69,981	59,987	54,997
Combined Fixed Charges and Preferred Share Dividends
Interest expense	13,093	17,485	18,565	18,190	16,818	15,149
Interest expense capitalized	0	767	196	581	264	552
Amortization of loan origination fees	807	1,173	928	909	974	1,047
Preferred unit distributions	3,205	4,273	4,433	4,693	4,693	4,693
Preferred share dividends	7,488	9,983	9,983	9,983	9,983	6,184

	24,593	33,681	34,105	34,356	32,732	27,625
Ratio of earnings to combined fixed charges and preferred share dividends	(1)	(1)	1.49	2.04	1.83	1.99

(1)	Less than 1.00